FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2003

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                (Translation of Registrant's Name Into English)

                          1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                     Japan
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X      Form 40-F

        Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______


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Material Contained in this Report:

1. English translation of a press release, dated October 3, 2003, concerning a proposed plan to transfer certain businesses of Araco Corporation to Toyota Auto Body Co., Ltd., both a subsidiary of Toyota Motor Corporation.

2. English translation of a Report of Substantial Holding relating to a change in beneficial ownership of Tomen Corporation, as filed with the Director of the Tokai Local Finance Bureau on October 3, 2003.

3. English translation of a Report of Substantial Holding relating to a change in beneficial ownership of Toyota Industries Corporation, as filed with the Director of the Tokai Local Finance Bureau on October 3, 2003.

4. English excerpt translation of a Report on Number of Listed Shares, as filed with the Tokyo Stock Exchange on October 20, 2003.

5. English translation of a notice concerning the revised business performance projections (consolidated) of a subsidiary, Hino Motors, Ltd., for the year ending March 31, 2004, as filed with the exchanges in Japan, including the Tokyo Stock Exchange, on October 28, 2003.

6. English translation of a notice concerning the revised business performance projections (non-consolidated) of a subsidiary, Hino Motors, Ltd., for the year ending March 31, 2004, as filed with the exchanges in Japan, including the Tokyo Stock Exchange, on October 28, 2003.



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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Toyota Motor Corporation


                                                By: /s/ Takahiko Ijichi
                                                   ----------------------------
Date: October 31, 2003                             Name: Takahiko Ijichi
                                                   Title: General Manager,
                                                          Accounting Division